UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 5)

rue21, inc.

Name of Subject Company (issuer)

rue21, inc.

Rhodes Holdco, Inc.

Rhodes Merger Sub, Inc.

Apax VIII-A L.P.

Apax VIII-B L.P.

Apax VIII-1 L.P.

Apax VIII-2 L.P.

Apax VIII GP L.P. Inc.

Apax VIII GP Co. Limited

(Names of Filing Persons (other person(s))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

781295100

(CUSIP Number of Class of Securities)

Stacy Siegal Senior Vice President, General Counsel and Chief Administrative Officer and Corporate Secretary rue21, inc. 800 Commonwealth Drive Warrendale, PA 15086 (724) 776-9780	Alex Pellegrini Apax Partners, L.P. 601 Lexington Avenue 53rd Floor New York, New York 10022 (212) 753 6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

David Fox David Feirstein Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Ryerson Symons Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,056,027,240.51	$144,042.12

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
**	$144,561.65 was previously paid

In accordance with Exchange Act Rule 0-11(c), the filing fee of $144,042.12 was determined by multiplying 0.0001364 by the aggregate merger consideration of $1,056,027,240.51. The aggregate merger consideration was calculated as the sum of (a) 23,508,312 shares of Common Stock multiplied by the merger consideration of $42.00 per share; (b) 1,606,821 shares of Common Stock issuable upon the exercise of options to purchase Common Stock multiplied by the difference between $42.00 and the weighted average exercise price of $21.69 per share of such options, (c) 363,112 shares issuable upon settlement of restricted stock units multiplied by the merger consideration of $42.00 per share, (d) 3,675 shares issuable upon settlement of deferred stock units multiplied by the merger consideration of $42.00 per share, and (e) 491,394 shares issuable upon settlement of performance share units multiplied by the merger consideration of $42.00 per share (assuming unearned performance share units will be settled for the maximum number of shares subject to such awards of performance share units).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $144,561.65	Filing Party: rue21, inc.

Form or Registration No.: Schedule 14A	Date Filed: June 21, 2013

Introduction

This Amendment No. 5 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Amendment No. 5 to the Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) rue21, inc., a Delaware corporation (“rue21” or the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Shares”) that is subject to the Rule 13E-3 transaction, (ii) Rhodes Holdco, Inc., a Delaware corporation (“Parent”), (iii) Rhodes Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Apax VIII-A L.P., a Guernsey limited partnership, Apax VIII-B L.P., a Guernsey limited partnership, Apax VIII-1 L.P., a Guernsey limited partnership and Apax VIII-2 L.P., a Guernsey limited partnership (collectively, the “Apax Investors”) and (v) Apax VIII GP L.P. Inc., a Guernsey limited partnership and Apax VIII GP Co. Limited (collectively, and together with the Apax Investors, the “Apax Entities”).

On May 23, 2013, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Concurrently with the filing of this Amendment No. 5 to the Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the holders of the Shares will be asked to consider and vote on, among other things, a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement by the affirmative vote of the holders of (i) a majority of the outstanding Shares entitled to vote thereon and (ii) a majority of the outstanding Shares entitled to vote thereon that are not owned, directly or indirectly, by the Parent Parties, SKM Equity Fund II, L.P., SKM Investment Fund II, the Apax Investors, or any executive officer or director of the Company who, prior to the date of the special meeting, has entered into any contract with Parent or any of its affiliates providing for the consideration to be received by such executive officer or director in the Merger to be different from that paid to other holders of Shares pursuant to the terms of the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than certain excluded Shares, including Shares held by any of the Company’s stockholders who are entitled to and properly demanded and did not withdraw a demand for appraisal under Delaware law) will be converted into the right to receive $42.00 in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes, whereupon all such Shares will be automatically canceled and will cease to exist, and the holders of such Shares will cease to have any rights with respect thereto other than the right to receive the Merger Consideration. Shares held by any of the Parent Parties and by the Company or any wholly-owned subsidiary of the Company or Parent will be cancelled and will not be entitled to receive the Merger Consideration.

At the effective time of the Merger, except as otherwise agreed to between Parent or its affiliates and the holder of an option to purchase Shares, each outstanding option to purchase Shares, vested or unvested shall be cancelled, and in exchange therefor, the holder thereof shall be entitled to receive, at the effective time of the Merger, an amount in cash equal to the product of (i) the total number of Shares subject to such option immediately prior to the effective time of the Merger multiplied by (ii) the excess, if any, of the per Share Merger Consideration over the exercise price per Share of such option, without interest and less applicable taxes required to be withheld; provided, that if the exercise price per Share of any such stock option is equal to or greater than the per Share Merger Consideration, such stock option shall be cancelled without any cash payment being made in respect thereof.

Except as otherwise agreed to between Parent or its affiliates and the holder of a restricted stock unit award of the Company or a deferred stock unit award of the Company, at the effective time of the Merger, outstanding restricted stock unit awards of the Company, whether vested or unvested, and outstanding deferred stock unit awards of the Company, all of which are vested, will be cancelled, and in exchange therefor, the holder thereof will be entitled to receive, at the effective time of the Merger, an amount in cash equal to the product of (i) the per Share Merger Consideration multiplied by (ii) the number of restricted stock units or deferred stock units underlying such cancelled awards, as applicable, without interest and less applicable taxes required to be withheld.

Except as otherwise agreed to between Parent or its affiliates and the holder of a performance stock unit award of the Company, each performance stock unit award of the Company that has become vested on or prior to the effective time of the Merger, based on the satisfaction of applicable operating income performance goals and/or the acceleration of applicable time-based vesting conditions, will be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the number of Shares subject to the performance stock unit award times (y) the per Share Merger Consideration, without interest and less applicable taxes required to be withheld. Any performance stock units of the Company that have not become vested as of the effective time of the Merger will be automatically cancelled and forfeited as of the effective time of the Merger for no consideration.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Amendment No. 5 to the Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment No. 5 to the Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Amendment No. 5 to the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Amendment No. 5 to the Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet.

The information set forth under the captions “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is rue21, inc., a Delaware corporation. rue21’s executive offices are located at 800 Commonwealth Drive, Warrendale, PA 15086. Its telephone number is (724) 776-9780.

(b) Securities. The class of securities to which this Amendment No. 5 to the Transaction Statement relates is the common stock, par value $0.001 per share, of rue21, of which 23,508,312 shares were issued and outstanding as of August 16, 2013.

(c) Trading Market and Price. The information set forth under the caption “Other Important Information Regarding rue21—Market Price of Common Stock and Dividends” in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information set forth under the caption “Other Important Information Regarding rue21—Market Price of Common Stock and Dividends” in the Proxy Statement is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth under the caption “Other Important Information Regarding rue21—Prior Public Offerings” in the Proxy Statement is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth under the caption “Other Important Information Regarding rue21—Certain Purchases and Sales of Shares” in the Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. rue21 is the subject company. The information set forth under the captions “Parties to the Merger,” “Other Important Information Regarding rue21—Directors and Officers of the Company” and “Other Important Information Regarding the Parent Group, the Apax Entities and the SKM Funds” in the Proxy Statement is incorporated herein by reference.

The SKM Funds have not been identified as filing persons in the Schedule 13e-3. The Apax Entities, Parent Group and the Company have been advised by the SKM funds that, although the SKM Funds may be deemed to be affiliates of the Company and/or Apax and the Apax Entities, (i) the SKM Funds do not believe that they are engaged in a going private transaction for purposes of Rule 13e-3 under the Exchange Act, (ii) the SKM Funds believe that they are passive sellers in the Merger and related transactions and (iii) the SKM Funds have been represented by separate counsel.

Item 4.	Terms of the Transaction.

(a)(1) Tender Offers. Not applicable.

(a)(2) Mergers or Similar Transactions.

(i) The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Certain Effects of the Merger” and “The Merger Agreement—The Merger; Merger Consideration” in the Proxy Statement is incorporated herein by reference.

(ii) The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Summary Term Sheet—The Merger Agreement—Treatment of rue21 Stock Options and Other Equity-Based Awards,” “Questions and Answers About the Special Meeting and the Merger” and “The Merger Agreement— The Merger; Merger Consideration” in the Proxy Statement is incorporated herein by reference.

(iii) The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Considerations Relating to the Merger” and “Special Factors—Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

(iv) The information set forth under the captions “Summary Term Sheet—The Special Meeting—Vote Required,” “The Special Meeting—Vote Required” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(v) The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Certain Effects of the Merger”, “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(vi) The information set forth under the caption “Special Factors—Accounting Treatment” is incorporated herein by reference.

(vii) The information set forth under the captions “Summary Term Sheet—Special Factors—Material United States Federal Income Tax Consequences of the Merger”, “Special Factors—Material United States Federal Income Tax Consequences of the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(c) Different Terms. The information set forth under the captions “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger,” “The Merger Agreement—The Merger; Merger Consideration,” “The Merger Agreement—Treatment of rue21 Stock Options and Other Equity-Based Awards” and “The Support Agreement” in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights. The information set forth under the captions “Summary Term Sheet—The Special Meeting—Appraisal Rights,” “Appraisal Rights” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth under the captions “Special Factors—Provisions for Unaffiliated Security Holders” in the Proxy Statement is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. Not applicable.

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities for the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger,” “The Merger Agreement” and “The Support Agreement” in the Proxy Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in rue21’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013, as amended, and the information set forth under the captions “Summary Term Sheet—The Special Meeting—Record Date and Quorum,” “Summary Term Sheet—The Special Meeting—Vote Required,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities for the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Executive Officers and Directors

of the Company in the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger Agreement,” “The Support Agreement,” “Parties to the Merger” and “Other Important Information Regarding rue21—Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(c) Plans. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger Agreement,” “Other Important Information Regarding rue21—Directors and Officers of the Company,” “Other Important Information Regarding rue21—Market Price of Common Stock and Dividends” and “Delisting and Deregistration of Common Stock” in the Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Considerations Relating to the Merger” and “Special Factors—Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Considerations Relating to the Merger” and “Special Factors—Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

(c) Reasons. The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities for the Merger,”

“Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Considerations Relating to the Merger” and “Special Factors—Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Summary Term Sheet—Special Factors—Material United States Federal Income Tax Consequences of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Purpose and Reasons of the Parent Group and the Apax Entities for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger,” “Special Factors—Material United States Federal Income Tax Consequences of the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)—(e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth under the captions “Summary Term Sheet—Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth under the captions “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Fees and Expenses” and “Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference.

The written opinion of Perella Weinberg Partners LP, dated May 22, 2013, is attached to the Proxy Statement as Annex C and is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 2, 2012, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 8, 2012, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 16, 2012, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated December 1, 2012, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated January 22, 2013, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated April 22, 2013, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated April 27, 2013, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated May 18, 2013, is incorporated herein by reference.

The presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21 and the board of directors of rue21, dated May 22, 2013, is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of rue21, located at 800 Commonwealth Drive, Warrendale, Pennsylvania 15086, during its regular business hours by any interested equity security holder of rue21 or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)—(b) Source of Funds; Conditions. The information set forth under the caption “Special Factors—Financing of the Merger” in the Proxy Statement is incorporated herein by reference.

(c) Expenses. The information set forth under the captions “Special Factors—Fees and Expenses” and “The Merger Agreement—Expenses” in the Proxy Statement is incorporated herein by reference.

(d) Borrowed Funds. The information set forth under the captions “Special Factors—Financing of the Merger” and “The Debt Commitment Letter” in the Proxy Statement is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a)—(b) Securities Ownership; Securities Transactions. The information set forth under the captions “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger,” “Other Important Information Regarding rue21—Security Ownership of Certain Beneficial Owners and Management” and “Other Important Information Regarding rue21—Certain Purchases and Sales of Company Common Stock” in the Proxy Statement is incorporated herein by reference.

As of August 14, 2013, the directors and executive officers of each of the Parent, Merger Sub and the Apax Entities (other than Alex Pellegrini, William Gumina and John Megrue) do not beneficially own any Shares.

John Megrue and Alex Pellegrini are on the Company’s board of directors and partners or officers of the Apax Entities or their affiliates, and both of Messrs. Megrue and Pellegrini could be deemed to be the beneficial owner of shares owned by the SKM Funds. Both Messrs. Megrue and Pellegrini disclaim beneficial ownership of any securities owned by the SKM Funds pursuant to rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

John Megrue is a managing member of Saunders Karp & Megrue Partners, LLC (“SKM LLC”), a member of SKM LLC’s management committee and SKM LLC’s investment committee and William Gumina is a partner of the Apax Entities or their affiliates and a member of SKM’s investment committee, and each could be deemed to be the beneficial owner of Shares owned by the SKM Funds. Both Messrs. Megrue and Gumina disclaim beneficial ownership of any securities owned by the SKM Funds pursuant to rules under the Exchange Act.

Item 12.	The Solicitation or Recommendation.

(d)—(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others. The information set forth under the captions “Summary Term Sheet—Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of the Parent Group and the Apax Entities as to the Fairness of the Merger,” “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Support Agreement” and “The Merger (The Merger Agreement Proposal—Proposal 1)—Vote Required and Board Recommendation” in the Proxy Statement is incorporated herein by reference.

Item 13.	Financial Information.

(a) Financial Information. The information set forth under the captions “Other Important Information Regarding rue21—Selected Historical Consolidated Financial Data,” “Other Important Information Regarding rue21—Ratio of Earnings to Fixed Charges” and “Other Important Information Regarding rue21—Book Value per Share” in the Proxy Statement is incorporated herein by reference. rue21’s Annual Report on Form 10-K for the year ended February 2, 2013, as amended, and its Quarterly Report on Form 10-Q for the quarter ended May 4, 2013 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Fees and Expenses,” “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses” in the Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information.

(b) Golden Parachute Compensation. The information set forth under the caption “Special Factors—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation Table” in the Proxy Statement is incorporated herein by reference.

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of rue21 (included in rue21’s Schedule 14A filed with the Securities and Exchange Commission on August 19, 2013, and incorporated by reference herein) (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated as part of the Proxy Statement).

(a)(3)	Press release, dated May 23, 2013 (incorporated herein by reference to Exhibit 99.1 to rue21’s Form 8-K filed with the Securities and Exchange Commission on May 23, 2013).

(b)(1)*	Equity Commitment Letter, dated May 23, 2013, by and among Parent and the Apax Investors.

(b)(2)*	Equity Commitment Letter, dated May 23, 2013, by and among the Company, Parent and the Apax Investors.

(b)(3)*	Debt Commitment Letter, dated May 23, 2013, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA and Merger Sub.

(c)(1)	Opinion of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated May 22, 2013 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 2, 2012.

(c)(3)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 8, 2012.

(c)(4)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 16, 2012.

(c)(5)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated December 1, 2012.

(c)(6)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated January 22, 2013.

(c)(7)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated April 22, 2013.

(c)(8)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated April 27, 2013.

(c)(9)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated May 18, 2013.

(c)(10)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21 and the board of directors of rue21, dated May 22, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of May 23, 2013, by and among Parent, Merger Sub and rue21 (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Support Agreement, dated as of May 23, 2013, by and among SKM Equity Fund II, L.P., SKM Investment Fund II, rue21 and Parent (incorporated herein by reference to Annex B of the Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex D of the Proxy Statement).

*	Previously filed with Schedule 13E-3 on June 21, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUE21, INC.

By:	/s/ Stacy Siegal
Name:	Stacy Siegal
Title:	Senior Vice President, General Counsel and Chief Administrative Officer and Corporate Secretary

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RHODES HOLDCO, INC.

By:	/s/ Alex Pellegrini
Name:	Alex Pellegrini
Title:	Vice President

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RHODES MERGER SUB, INC.

By:	/s/ Alex Pellegrini
Name:	Alex Pellegrini
Title:	Vice President

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-A L.P.
By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-B L.P.
By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-1 L.P.
By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-2 L.P.
By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII GP L.P. INC.
By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: August 19, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII GP CO. LIMITED

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: August 19, 2013